FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

22 March 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Fuel Surcharge Increase - 22 March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 22 March 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Fuel Surcharge Increase - 22 March 2005

FUEL SURCHARGE INCREASED

British Airways is to increase its fuel surcharge on all flights from Monday, March 28 as a result of continuing record oil prices.

The longhaul fuel surcharge will increase from £10 per sector to £16 per sector (£32 return trip). The shorthaul fuel surcharge will increase from £4 per sector to £6 (£12 a return trip).

Martin George, British Airways' commercial director, said: "Our fuel bill next year is expected to be an extra £300 million. With prices continuing to rise, a surcharge increase is regrettably unavoidable."

The additional fuel surcharge only applies to tickets issued from March 28, 2005.

ends

March 22, 2004 024/KG/05

Notes to editors:

Fuel surcharges on all flights booked in the UK for 2004 were:

October 14: From £6 to £10 per sector on longhaul and from £2.50 to £4 per sector on shorthaul.

August 11: Surcharge increased to £6 per sector on longhaul. Shorthaul remained at £2.50. Outside the UK, the longhaul fuel surcharge increased to USD$10 per sector with shorthaul remaining at USD $4.

May 13: Introduced a £2.50 per sector surcharge on longhaul and shorthaul. For all flights booked outside the UK the airline introduced a fuel surcharge of USD $4 per sector.

British Airways is 50 per cent hedged until December 31, 2005 and 30 per cent hedged from January to March 2006.

British Airways overall fuel costs for the year 2004/2005 is estimated to be some £1.1 billion and some £1.4 billion for 2005/2006.